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02018024

SEC▯ ▯MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 44681

8-49296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
FEB 27 2002
WASH. D.C.
PROCESSING SECTION
143

REPORT FOR THE PERIOD BEGINNING 01|01|01 AND ENDING 12|31|01
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ohio National Equities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
                              (No. and Street)

Cincinnati,   Ohio   45242
     (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. Turner   5137946658
                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick LLP
                    (Name — if individual, state last, first, middle name)

1600 PNC Center, 201 East Fifth St   Cincinnati, Ohio 45202
   (Address)   (City)   (State)   Zip Code

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
₱ MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _Barbara A. Turner_____, swear (or affirm) that, to the best of my·knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Ohio National Equities, Inc._____, as of _December 31_____, 20 _01_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Barbara A. Turner
Signature

Vice President
Title

Rita J. Asbrock
Notary Public

RITA J. ASBROCK
Notary Public, State of Ohio
My Commission Expires, May 09, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

The Board of Directors
Ohio National Equities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Ohio National Equities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A





material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Columbus, OH
January 18, 2002

OHIO NATIONAL EQUITIES, INC.

Table of Contents



1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Independent Auditors' Report

The Board of Directors
Ohio National Equities, Inc.:

We have audited the accompanying statement of financial condition of Ohio National Equities, Inc. (a wholly owned subsidiary of The Ohio National Life Insurance Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio National Equities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Columbus, Ohio
January 18, 2002



OHIO NATIONAL EQUITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	1,681,263
ONE Fund Money Market Portfolio,		
at fair value, which equals cost		519,708
Accounts receivable from affiliate (notes 2 & 3)		798,096
Other assets		11,161
	$	3,010,228

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable		101,000
Commissions payable		286,036
Other liabilities		195,745
Total liabilities		582,781
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares;		
3,300 shares issued and outstanding at stated value of $10 per share		33,000
Additional paid-in capital		3,297,000
Accumulated deficit		(902,553)
Net stockholder's equity		2,427,447
Contingencies (note 5)		
	$	3,010,228

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

Statement of Operations

Year Ended December 31, 2001

Revenues:		
Income from sale of investment company shares (note 3)	$	69,182,802
Net service fees		74,385
Other income		4,888
Interest income		13,347
		69,275,422
Expenses:		
Commissions (note 3)		60,836,686
Employee compensation and benefits		2,759,145
Regulatory fees and expenses		353,514
Travel and entertainment		758,463
Service contract (note 3)		1,130,000
Other (note 3)		1,216,241
		67,054,049
Income before federal income tax expense		2,221,373
Federal income tax expense (note 2)		777,481
Net income	$	1,443,892

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2001

	Common stock	Additional paid-in capital	Accumulated deficit	Net stockholder's equity
Balance at December 31, 2000	$ 33,000	3,297,000	(2,346,445)	983,555
Net income	—	—	1,443,892	1,443,892
Balance at December 31, 2001	$ 33,000	3,297,000	(902,553)	2,427,447

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities:		
Net income	$	1,443,892
Adjustments to reconcile net loss to net		
cash provided by operating activities:		
Increase in accounts receivable from affiliates		(136,573)
Decrease in other assets		9,537
Increase in accounts payable and accrued expenses		398,414
Decrease in payable to affiliate		(561,028)
Net cash provided by operating activities		1,154,242
Increase in cash and cash equivalents		1,154,242
Cash and cash equivalents at beginning of year		1,046,729
Cash and cash equivalents at end of year	$	2,200,971

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.

Notes to Financial Statements

December 31, 2001

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the Company) was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly-owned subsidiary of The Ohio National Life Insurance Company (ONLIC), is registered as a broker and dealer in securities with the Securities and Exchange Commission. Accordingly, the Company follows the industry accounting practice of recording marketable securities owned at fair value in the statement of financial condition with related changes reflected in results of operations for the year.

The Company receives income from sales by retaining sales load income from the sale of variable life insurance and annuity contracts to broker dealers. Fee and commission income are recognized when sales are made. Commission expense is recognized when sales are made. See note 3 concerning related party income transactions.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers all short-term investments (including investments in money market mutual funds) with a maturity at date of purchase of three months or less to be cash equivalents.

The carrying value of assets and liabilities approximate their fair value.

(2) Federal Income Taxes

The Company files a consolidated Federal income tax return with its parent company. The Company calculates income taxes on a separate return basis. The tax benefits resulting from any operating losses by the Company which would be realized by the parent company on a consolidated return go to the benefit of the Company. The Company has not established any deferred tax assets, liabilities or valuation allowance in accordance with the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, as temporary differences are immaterial to the financial position of the companies.

The expected total Federal income tax expense computed by applying the U.S. Federal income tax rate does not differ from the actual total Federal income tax expense.

Total Federal income tax paid was $897,495 for the year ended December 31, 2001.

As of December 31, 2001, the Company had a Federal income tax receivable of $120,013 included in accounts receivable from affiliate.

(3) Related Party Transactions

The Company has a service contract with ONLIC whereby the Company is billed for services, office space, equipment and materials necessary to the operation of the Company's business. There is no assurance that these costs would be similar if the Company had to obtain such services, office space,

6 (Continued)

(3)   Related Party Transactions (continued)

equipment and materials on its own. The Company has a distribution agreement with ONLIC to distribute variable life insurance and annuity contracts of the parent whereby agents of ONLIC sell and distribute variable insurance contracts of the parent. In connection with the sale of these contracts, the Company records sales loads and related commission expenses. During 2001, the sale of these contracts resulted in income from sales of investment company shares of $69,182,802 and commission expense of $60,836,686. Income from sale of investment company shares relates to income derived due to ONEQ being the named distributor of the investment products sold by unaffiliated broker dealers.

Other expenses include $618,476 paid by the Company, pursuant to the distribution agreement, for prospectuses used in the sale of the variable life insurance and annuity contracts.

The company has a service contract with ONESCO (The O.N. Equity Sales Company) whereby the Company pays $12,500 quarterly for services. There is no assurance that these costs would be similar if the Company had to obtain such services on its own.

(4)   Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2001, the Company had a minimum net capital requirement of $38,852, and "aggregate indebtedness" and "net capital" of $582,781 and $1,512,796, respectively.

(5)   Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

OHIO NATIONAL EQUITIES, INC.

Computation of Net Capital under Rule 15c3-1 of the

Securities and Exchange Commission

December 31, 2001

Aggregate indebtedness:		
Accounts payable including payable to affiliate	$	582,781
Net capital	$	1,512,796
Minimum capital required to be maintained (greater of		
$5,000 or 1/15 of aggregate indebtedness of $582,781)		38,852
Net capital in excess of requirements	$	1,473,944
Ratio of aggregate indebtedness to net capital	$	.385
Net worth:		
Common stock	$	33,000
Additional paid-in capital		3,297,000
Accumulated deficit		(902,553)
Total net worth		2,427,447
Deduct:		
Non-allowable assets		
Accounts receivable from affiliate		798,096
Other assets		106,161
		904,257
Net capital before haircuts on securities positions		1,523,190
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other Securities		(10,394)
Net capital	$	1,512,796

Note: There is no material difference from the Company's computation of net capital
included in Part IIA of Form X-17A-5 as of December 31, 2001.

See accompanying independent auditors' report.